Exhibit (l)

CALAMOS ADVISORS LLC

2020 Calamos Court

Naperville, Illinois 60563

June 11, 2014

Calamos ETF Trust

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

In order to provide Calamos ETF Trust (the “Trust”) with initial capital, we hereby purchase from the Trust the amount of shares of the series of the Trust at the price per share as follows:

Fund	Number of Shares	Price Per Share	Total Investment
Calamos Focus Growth ETF	10,000	$10.00	$100,000

Total			$100,000

We represent and warrant to the Trust that the shares of the Trust are being acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares.

Very truly yours,

CALAMOS ADVISORS LLC

By:	/s/ Curtis Holloway
Name: Curtis Holloway
Title: Vice President